Filed by: Suncor Energy Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Canadian Oil Sands Limited

Form F-80 File No.: 333-207268; 333-209087

Explanatory Note: The following is a call script used by Suncor Energy Inc.’s information agent with respect to the offer.

Outbound: Hello my name is <insert your name>, I am calling on behalf of Suncor Energy Inc. (“Suncor”) with respect to their Offer to purchase all of the shares of Canadian Oil Sands Limited ( “COS” or “Canadian Oil Sands”), may I please speak with <insert Shareholder name> concerning his/her investment in COS <wait for reply>

Inbound: Thank you for calling the inquiries line for Suncor’s Offer to purchase all of the shares of COS. How may I help you? <Wait for the reply> May I please speak to you about the Suncor Offer? <Wait for the reply>.

If YES	If NO

Thank you. Please note that this call may be recorded for quality assurance purposes.

Are you aware of the Suncor offer and have you reviewed the information regarding the offer previously?

IF “YES” OR POSITIVE RESPONSE:

As you may know, Suncor has agreed to increase its offer to 0.28 of a Suncor share per COS share, and the Board of COS is now recommending shareholders tender to the offer.

[Shareholder name] As you probably know, this offer differs from a proxy vote in that every share tendered counts for a successful outcome. Do you have any questions about Suncor’s amended offer and do you plan on tendering your COS shares to the amended offer?

(Notate and proceed – inform Shareholder that he/she can visit www.suncorofferforcanadianoilsands.com to download our Offer circular and the Notice of Variation and Extension and all up to date relevant information related to the Suncor amended offer. Offer to review benefits of the amended offer below).

IF “NO” OR NEGATIVE RESPONSE:

Suncor has agreed to increase its offer to 0.28 of a Suncor share per COS share, and the Board of COS is now recommending shareholders tender to the offer

Do you have a few minutes to discuss Suncor’s increased offer for COS?

(If “YES”, proceed as below. If “NO”, leave the 1-800 number and website information (see right side of page 1).

May I please leave a toll free number in
case you have questions? Please dial at 1-
866-521-4427 toll free in North America,
or at 1-201-806-7301 outside of North
America, or by e-mail at
inquiries@dfking.com. Also, please
continue to visit
www.suncorofferforcanadianoilsands.com
for further information.

On January 18th, Suncor and COS announced an agreement to support Suncor’s revised offer to purchase all of the shares of COS.

Suncor has agreed to increase its offer to 0.28 of a Suncor share per COS share, an increase of 12%, for a total transaction value at the time it was announced of approximately $6.6 billion, which included COS’ estimated debt. The increased offer provides compelling value for COS shareholders, particularly in light of the significant decline in spot oil prices since Suncor launched its offer in early October.

The amended offer has the support of COS’ Board of Directors – all COS directors will be tendering their shares and are recommending other shareholders tender as well. Seymour Schulich, one of COS’ largest shareholders, will also be tendering his shares and is encouraging other holders to tender.

Take action today. Suncor’s amended offer has a deadline of 4:00 p.m. (MT) on February 5, 2016. COS shareholders are strongly encouraged to tender their shares immediately; brokers typically have tender deadlines several days in advance of the amended offer expiry date. Acting now ensures that if the offer is successful, you will be entitled to receive Suncor’s first quarter 2016 dividend, anticipated to be paid in late March, 2016.

[Shareholder name] As you probably know, this offer differs from a proxy vote in that every share tendered counts for a successful outcome. Do you have any questions about the Suncor amended offer and do you plan on tendering your COS shares to the amended offer?

(Notate and proceed – inform Shareholder that he/she can visit www.suncorofferforcanadianoilsands.com to download our Offer circular and the Notice of Variation and Extension and all up to date relevant information related to the Suncor amended offer. Offer to review benefits of the amended offer below).

IF “YES” OR POSITIVE RESPONSE:

Excellent, as you probably know, this offer differs from a proxy vote in that every share tendered counts for a successful outcome. Do you have any questions on how to tender your COS shares?

<await response – if yes, provide instructions on how to tender. Beneficial holders (holding shares through brokers) should contact their brokers/IAs and inform them that you are accepting Suncor’s amended offer. Registered holders (share certificates under their names) should complete and execute the Letter of Transmittal (LOT) and deliver it to the Depositary together with the share certificates and other required documents. If share certificates are not readily available, complete and execute the Notice of Guaranteed Delivery (NOGD) and deliver to the Depositary.>

Suncor and COS would like to thank you for your support.

IF NO ASSISTANCE IS PROVIDED:

Suncor and COS would like to thank you for your support. Please let us know if you have any questions.

(PROCEED TO CLOSING)

IF “NO” OR NEGATIVE RESPONSE:

May I ask what is stopping you from accepting Suncor’s amended offer?

(Review benefits below if necessary)

The amended offer provides excellent value for COS:

•       The amended offer increases the exchange ratio to 0.28 of a Suncor share for each COS share (from 0.25 previously), a 12% increase.

•       The amended offer provides COS shareholders with a higher exchange ratio for their shares despite a significant decline in spot oil prices.

•       The amended offer provides for a 62% dividend increase for COS shareholders. Also, under the terms of the amended offer, COS has agreed to suspend its dividend in the first quarter of 2016. Shareholders whose shares are taken-up pursuant to Suncor’s amended offer by February 5, 2016 will be entitled to receive Suncor’s first quarter 2016 dividend anticipated to be paid in late March, 2016.

•       Through this ‘all Canadian’ amended offer, you will also own a stake in Canada’s leading integrated energy company. With Suncor, you will benefit from an even larger stake in Syncrude’s operations in Canada’s oil sands and a management team that has the operational expertise and resources to work with Syncrude’s operator to make performance improvement happen.

•       Suncor and COS believe this amended offer delivers excellent value to COS shareholders while maintaining Suncor’s commitment to capital discipline, providing both companies’ shareholders with near and long-term value.

Canadian Oil Sands and major shareholder Seymour Schulich support the amended offer

•       Suncor’s increased offer has the support of COS’s Board of Directors, which recommends that all shareholders tender to the amended offer. COS Board members will be tendering their own shares to the amended offer.

•       The COS board has received a fairness opinion from its financial advisor, RBC Capital Markets, that as of the date the opinion was given and based upon and subject to the assumptions, qualifications and limitations stated in the opinion, the amended consideration is fair from a financial point of view to COS shareholders.

•       Seymour Schulich, one of COS’ largest shareholders, has indicated he will be tendering his shares and is encouraging fellow shareholders to do the same.

•       Other large COS shareholders have also indicated to Suncor and COS that they support the amended offer and plan to tender their shares.

TAX IMPLICATIONS: The comments provided below are of a brief general summary only and shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them under the offer.

The amended offer is subject to certain conditions, including the acquisition by Suncor of at least 51% of the outstanding Shares (calculated on a fully-diluted basis) being validly tendered under the amended offer and not withdrawn. This minimum tender condition has been lowered from 66 2/3%. Suncor has agreed that if it takes up any Shares, that it will pursue a subsequent acquisition transaction to acquire any shares not tendered to the amended offer. As a result of lowering the minimum tender condition to 51%, there may be changes to the expected U.S. federal income tax consequences to accepting the offer, and, based on the current circumstances, the receipt of Suncor common shares in exchange for COS common shares pursuant to the amended offer may be a taxable transaction for U.S. federal income tax purposes. COS shareholders are urged to carefully review the amended U.S. federal income tax disclosure provided in the notice of variation and extension dated January 22nd. For Canadian tax purposes, the Amended offer will continue to allow a tax-deferred rollover for Canadian shareholders of COS.

Sir/Ma’am, given this information, will you be tendering your COS shares to the Suncor amended offer?

IF YES:

Excellent, as you probably know, this offer differs from a proxy vote in that every share tendered counts for a successful outcome. Do you have any questions on how to tender your COS shares?

<await response – if yes, provide instructions on how to tender. Beneficial holders (holding shares through brokers) should contact their brokers/IAs and inform them that you are accepting Suncor’s amended offer. Registered holders (share certificates under their names) should complete and execute the Letter of Transmittal (LOT) and deliver it to the Depositary together with the share certificates and other required documents. If share certificates are not readily available, complete and execute the Notice of Guaranteed Delivery (NOGD) and deliver to the Depositary.>

Suncor and COS would like to thank you for your support.

If NO: (NOTATE FEEDBACK)

I understand.

(PROCEED TO CLOSING)

CLOSING:

If you have any further questions or require assistance tendering your COS shares, please do not hesitate to contact us toll free at 1-866-521-4427. Suncor also encourages you to continue to visit their website www.suncorofferforcanadianoilsands.com for updates. You should review all of the offer documents carefully, including the Offer and Take-Over Bid Circular dated October 5, 2015, and the Notice of Variation and Change dated January 22, 2016 prior to making a decision with respect to the amended offer. Thank you and have a nice day.

ANSWERING MACHINE

Hello my name is <insert your name> and I am calling on behalf of Suncor Energy Inc. with respect to their Offer to purchase all the outstanding shares of Canadian Oil Sands Limited. Suncor has increased its offer to 0.28 of a Suncor share per share of Canadian Oil Sands. The Board of Canadian Oil Sands, as well as Seymour Schulich, one of COS’ largest shareholders, support the increased offer and are encouraging all Canadian Oil Sands shareholders to tender their shares. Take action today–this offer differs from a proxy vote in that every share tendered counts for a successful outcome. Suncor’s offer expires on Friday, February 5th, 2016. Many brokers will have deadlines in advance of February 5th, so Canadian Oil Sands shareholders are urged to tender their shares immediately. Acting now ensures that if the offer is successful, you will be entitled to receive Suncor’s first quarter 2016 dividend, anticipated to be paid in late March 2016. Kindly call us toll-free at 1-866-521-4427 toll free in North America, or at 1-201-806-7301 outside of North America, or visit www.suncorofferforcanadianoilsands.com for additional information. You should review all of the offer documents carefully, including the Offer and Take-Over Bid Circular dated October 5, 2015 and the Notice of Variation and Change dated January 22, 2016, prior to making a decision with respect to the Offer. Thank you and have a nice day.

INSTRUCTIONS TO CALL CENTRE ASSOCIATES

DO NOT DEVIATE FROM THIS DOCUMENT OR OFFER ANY PERSONAL COMMENT.

This document has been reviewed by the client and/or their legal advisers and must be adhered to strictly. Do not provide what you believe may be the answer. All information relayed must be based on publicly available information and reference should be made at all times to the Circular.

ADVISORIES

NOTICE TO U.S. HOLDERS

The Offer (as defined herein) described in the Offer Documents (as defined herein) is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer Documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer Documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Shares (as defined herein) and the acquisition of Suncor common shares by them as described in the Offer Documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer Documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor Energy Inc. (“Suncor”) and Canadian Oil Sands Limited (“COS”) are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer Documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.

Suncor filed registration statements on Form F-80, which include the Offer documents, with the SEC in respect of the Offer on October 5, 2015 and January 22, 2016. The Information is not a substitute for such registration statement or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS ON FORM F-80 AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statements on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (www.sec.gov).

OFFER DOCUMENTS

This script does not constitute an offer to buy or sell, or an invitation or a solicitation of an offer to buy or sell, any securities of Suncor or COS. The exchange offer (the “Offer”) by Suncor to purchase the COS common shares and any accompanying rights (together, the “Shares”) in exchange for common shares of Suncor is being made exclusively by means of, and subject to the terms and conditions set out in, the Offer to Purchase and Take-Over Bid Circular dated October 5, 2015, Notice of Variation and Change dated November 12, 2015, Notice of Extension of the Offer dated December 3, 2015, Notice of Extension of the Offer dated January 8, 2016 and Notice of Variation and Extension dated January 22, 2016, along with the accompanying Letter of Transmittal, Notice of Guaranteed Delivery and other related Offer materials (collectively, the “Offer Documents”). While Suncor expects that the Offer will be made to all COS shareholders, the Offer will not be made or directed to, nor will deposits of Shares be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Suncor may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Shares in any such jurisdiction. The information provided in this script is a summary only, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer Documents. The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer.

Certain information contained in this script has been taken from or is based on COS documents that have been publicly filed on SEDAR under COS’ profile at www.sedar.com. Suncor has not had access to the non-public books and records of COS and Suncor is not in a position to independently assess or verify certain of the information in COS’ publicly filed documents, including the financial and reserves information reproduced herein. COS has not reviewed this script and has not confirmed the accuracy and completeness of the information in respect of COS contained herein. As a result, all historical information regarding COS included in this script, including all of its financial and reserves information and the pro forma financial and reserves information reflecting the pro forma effects of a combination of Suncor and COS has been derived, by necessity, from COS’ public reports and securities filings on SEDAR. While Suncor has no reason to believe that such publicly filed information is inaccurate or incomplete, Suncor does not assume any responsibility for the accuracy or completeness of any such information.

FORWARD-LOOKING STATEMENTS This script contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), which are based on Suncor’s current expectations, estimates, projections and assumptions that were made by Suncor in light of its experience and its perception of historical trends. Some of the forward-looking statements may be identified by words such as “estimates”, “plans”, “goal”, “strategy”, “expects”, “continue”, “may”, “will”, “outlook”, and similar expressions. In addition, all other statements and other information that address the Offer (including satisfaction of the Offer conditions, persons who are expected to tender to the Offer, those relating to the tax treatment of shareholders, the expected timing of the consummation of the Offer, the belief that the amended Offer delivers excellent and compelling value to COS shareholders while maintaining Suncor’s commitment to capital discipline, providing both companies’ shareholders with near and long-term value, the expected 62% increase in dividend for COS shareholders and the possible tax implications), the dividend decrease expected for COS and the performance improvements expected to be achieved at Syncrude) are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Users of this information are cautioned that actual results may differ materially as a result of, among other things, assumptions regarding expected synergies and reduced operating expenditures; volatility of and assumptions regarding oil and gas prices; assumptions regarding timing of commissioning and start-up of capital projects; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of production and reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from Suncor’s properties; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; assumptions regarding the timely receipt of regulatory and other approvals; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; assumptions regarding OPEC production quotas; and risks associated with existing and potential future lawsuits and regulatory actions.

Although Suncor believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Suncor’s management’s discussion and analysis (“MD&A”) for the period ended September 30, 2015 (the “Third Quarter MD&A”) and dated October 28, 2015, 2014 Annual Report and its most recently filed Annual Information Form/Form 40-F and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by correspondence request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Suncor’s actual results may differ materially from those expressed or implied by its forward looking statements, so readers are cautioned not to place undue reliance on them.